U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Playford,                           Gilbert              E.
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   (Last)                           (First)             (Middle)

1521 Concord Pike
Suite 301
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                                    (Street)

Wilmington                            DE                  19803
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

UCAR International Inc.
UCR
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

3/31/2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chairman, President and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                                                                                      139,516        D
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Common Stock                                                                                      100,000(1)     D
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Common Stock                          3/15/02        A                  441      A      $13.09                   I          (2)
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Common Stock                          3/28/02        A                  214      A      $14.03      9,505        I          (2)
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Common Stock                                                                                       39,648        I          (3)
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Common Stock                          3/1/02         A               54,000(7)   A         --      54,000(7)     D
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Common Stock                          3/15/02        A                  252      A      $12.92                   I          (8)
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Common Stock                          3/28/02        A                  117      A      $13.85        832        I          (8)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
                                                                               Common
                                                                               Stock,
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $30.5891                                  (4)    1/25/07   share      300,000          300,000   D
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                                                                               Common
                                                                               Stock,
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $17.0625                                  (5)    9/28/08   share      300,000          300,000   D
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                                                                               Common
                                                                               Stock,
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $8.56                                    12/15/02 12/15/10 share      300,000           300,000  D
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                                                                               Common
                                                                               Stock,
                                                                               par value
Time Options                                                                   $.01 per
(right to buy)      $8.85                                      (6)    9/25/11  share      274,000           274,000  D
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
Explanation of Responses:

(1) Of such shares, (a) 70,000 will vest on June 30, 2003 and (b) 30,000 will vest on December 31, 2004, provided that the reporting person is still employed by UCAR on those dates.
(2) Represents the number of units attributable to the reporting person's participation in the Company Discount Stock Fund option of the UCAR Carbon Savings Program.
(3) Represents obligations whose value is based on the Common Stock. The reporting person disclaims any beneficial owenership of these securities.
(4) 200,000 of such options became exercisable on June 22, 2000 and 100,000 of such options became exercisable on June 22, 2001.
(5) Of such options, 100,000 vested on each of: May 21, 1999, July 14, 1999 and September 29, 1999.
(6) Options were granted as part of an annual grant. Of such options, 41,000 vested on September 25, 2001 and 233,000 will vest on September 25, 2003.
(7) Of such shares, 27,000 will vest on each of February 1, 2003 and February 1, 2004, provided that the reporting person is still employed by UCAR on those dates.
(8) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings Plan.


/s/  Karen G. Narwold                                         April 10, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Karen G. Narwold, Atty.-in-Fact for Gilbert
E. Playford

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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